Nuveen Real Asset Income and Growth Fund N-2A

Exhibit 99(n)

KPMG LLP Aon Center Suite 5500 200 E. Randolph Street Chicago, IL 60601-6436

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 28, 2025, with respect to the financial statements and financial highlights of Nuveen Real Asset Income and Growth Fund, as of December 31, 2024, incorporated herein by reference, and to the references of our firm under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Account Firm” in the Statement of Additional Information.

Chicago, Illinois
January 21, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG

International Limited, a private English company limited by guarantee.